Press Release

Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:
abrdn National Municipal Income Fund
File No.: 811-07410
Date: December 11, 2025

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Investments U.S. Closed-End Funds
Investor Relations
1-800-522-5465
Investor.Relations@aberdeenplc.com

ABRDN NATIONAL MUNICIPAL INCOME FUND (VFL) ANNOUNCES PROPOSED
REORGANIZATION AND SPECIAL SHAREHOLDER MEETING

PHILADELPHIA, Dec. 11, 2025 /PRNewswire/ – The Board of Trustees of abrdn National Municipal Income Fund (NYSE American: VFL) have approved the reorganization of VFL into MFS Municipal Income Trust (NYSE: MFM), the “Surviving Fund.”

This reorganization is part of a broader proposal that would require shareholders of MFM to:

•	Appoint the US Subsidiary of Aberdeen Investments, abrdn Inc., to serve as the investment adviser to the Surviving Fund;
•	Appoint the incumbent VFL trustees plus one additional independent trustee to serve as the Surviving Fund’s board of trustees; and
•	Approve the issuance of shares in connection with the reorganization.

Upon closing, it is intended that the Surviving Fund’s name will change from “MFS Municipal Income Trust” to “Aberdeen Municipal Income Fund.”

The goal of this reorganization is to create a larger, more efficient fund with greater economic scale and increased trading volume, which may help reduce the discount to net asset value over time. For VFL shareholders, the transaction offers the opportunity to continue their investment in a significantly larger fund with the potential for a higher annual distribution rate, targeted at 6% of the Surviving Fund’s net asset value.

The proposal is subject to certain conditions, including shareholder approval. VFL’s common and preferred shareholders of record as of December 11, 2025 will be asked to vote on the proposal at a special meeting, tentatively scheduled for March 11, 2026. If approved and all other conditions are met, the reorganization is expected to close in the second quarter of 2026.

Detailed information will be provided in a proxy statement/prospectus to be sent to VFL’s shareholders. A registration statement containing a proxy statement/prospectus has yet to be filed with the U.S. Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn. A proxy statement/prospectus will not be distributed to shareholders of VFL unless and until a registration statement containing the proxy statement/prospectus is declared effective by the SEC.

About Aberdeen Investments

Aberdeen Investments Global is the trade name of Aberdeen’s investments business, herein referred to as “Aberdeen Investments” or “Aberdeen”. In the United States, Aberdeen Investments refers to the following affiliated, registered investment advisers: abrdn Inc., abrdn Investments Limited, and abrdn Asia Limited.

Aberdeen Investments is one of the world’s largest asset management firms with extensive experience in managing closed-end funds dating back to the 1980s. As of September 30, 2025, Aberdeen Investments had approximately $515 billion in assets under management. Moreover, closed-end funds are an important element of Aberdeen Investments’ client base in the U.S. and globally, managing 15 U.S. closed-end funds and 13 non-U.S. closed-end funds, totaling $26.1 billion in assets as of September 30, 2025.

Important Information

MFS is a registered investment adviser. As of November 30, 2025, MFS had approximately $655.2 billion in assets under management.

The information in this press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed combination, the Surviving Fund plans to file with the SEC a combined prospectus/proxy statement. When the prospectus/proxy statement becomes available, shareholders are advised to read it because it will contain important information about the proposed transaction and related matters. The prospectus/proxy statement, when available, will be available for free at the SEC’s website www.sec.gov.

Closed-end funds are traded on the secondary market through one of the stock exchanges. A Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that a Fund will achieve its investment objective. Past performance does not guarantee future results.

The value at which a closed-end fund stock trades on a stock exchange is a function of external market factors that are not under the control of the Fund’s Board or Investment Advisor. Closed-end Fund shares may therefore trade at a premium or a discount to net asset value at any given time. Shareholders should be aware that a fund trading at a premium to net asset value may not be sustainable, and a fund’s discount to net asset value can widen as well as narrow. Shareholders of a fund trading at a premium who participate in that fund’s dividend reinvestment plan should note the reinvestment of distributions may occur at a premium to net asset value.

Closed end funds | Aberdeen

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